Mail Stop 3561


									October 20, 2005




Mr. Joel Sens
Chief Executive Officer
Seawright Holdings, Inc.
600 Cameron Street
Alexandria, Virginia 22314


		RE:	Seawright Holdings, Inc.
			Form 10-KSB for Fiscal Year Ended December 31, 2004 Forms 10-QSB for Fiscal Quarters Ended March 31, 2005 and June 30,
2005
			Filed April 15, 2005, May 23, 2005 and August 22,
2005
			File No.  333-56848

Dear Mr. Sens:

		We have reviewed your responses in your letter dated October 6, 2005 and have the following additional comments.

		We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Notes to Financial Statements


Note E. Private Placement and Convertible Promissory Notes
Payable,
page F-19

1. We read your response to comment 2 in our letter dated
September
13, 2005. It does not appear that you appropriately allocated the proceeds to the convertible promissory notes with non-detachable warrants. You should not apply the relative fair value notion to the warrants since the warrants cannot be separated from the convertible debt. Refer to paragraphs 12 and 16 of APB 14 and paragraph 5 of EITF 00-27 for guidance. Additionally, it does not appear that you considered the fair value of the 2,500 shares per unit issued with the debt in your relative fair value allocation. It appears that the fair value of the common shares issued for purposes of allocating the proceeds on a relative fair value basis should be approximately $2,400,000. Refer to footnote 4 of EITF 98-5. Please revise or advise.

2. Please file a copy of your Private Placement Memorandum as an exhibit as required by Item 601(10)(ii)(B). Please ensure the memorandum includes the material terms of your convertible debt and equity agreements.

Note I. Related Party Transactions, page F-25

3. We read your response to comment 4 in our letter dated
September
13, 2005. We continue to object to your accounting for the overpayment to your President. While we acknowledge that no formal documentation of a note receivable exists, the substance of the transaction with your President appears to support recognition of an asset. Due to the lack of a formal note agreement, the overpayment could be labeled an advance to shareholder, or other appropriate description. Since your President indicated intent to repay the overpayment, you should reflect an asset at the end of the period, for which you would be required to evaluate recoverability. Since your President indicated that his intent was to remit the overpayment to you, it does not appear necessary to recognize a charge to earnings as of December 31, 2004. Please revise your Form 10-KSB and subsequent Forms 10-QSB accordingly.

Note K. Per Share, page F-25

4. We read your response to comment 5 in our letter dated
September
13, 2005. We do not understand how you determined that there were only 76,650 shares of potentially dilutive securities for 2003, especially since your weighted average shares outstanding figure for
2003 excludes 2,337,500 stock options (see Note H). Please note that disclosure of potentially dilutive securities is required for all periods presented, not just for periods when earnings are generated.
Based on disclosure in Notes E and H, there are significant amounts of stock options, warrants and shares issuable upon conversion of convertible notes. Given your common shares issued and outstanding of approximately 8,600,000 as of December 31, 2004, it appears that potentially dilutive securities are material to an understanding of your per share disclosures. Please amend your filing accordingly and ensure that you include appropriate disclosure of potentially dilutive securities in your quarterly filings.

Form 10-QSB for the Quarter Ended June 30, 2005

Condensed Consolidated Statements of Cash Flows, page 7

5. We read your response to comment 6 in our letter dated
September
13, 2005. The misclassification of cash flows from trading securities is material to your presentation of cash flows for the six months ended June 30, 2005. We object to your proposal to correct this error in future filings. Please amend your Form 10-QSB accordingly.

		As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Joel Sens
Seawright Holdings, Inc.
October 20, 2005
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